UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NEUROBO PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R 107
(CUSIP Number)

David Zagore

Jonathan Pavony

Squire Patton Boggs (US) LLP

2550 M Street, N.W.

Washington, DC 20037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,890,533
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,890,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (Based upon 26,661,771 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2022)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund No. 6
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,121,190
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,121,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (Based upon 26,661,771 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2022)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund No. 7
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,864,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,864,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (Based upon 26,661,771 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2022)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E&Investment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,147
	8	SHARED VOTING POWER 5,876,522
	9	SOLE DISPOSITIVE POWER 140,147
	10	SHARED DISPOSITIVE POWER 5,876,522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,016,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6% (Based upon 26,661,771 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2022)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Na Yeon Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,129 (1)
	8	SHARED VOTING POWER 6,016,669
	9	SOLE DISPOSITIVE POWER 97,129 (1)
	10	SHARED DISPOSITIVE POWER 6,016,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,113,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9% (Based upon 26,661,771 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2022)
14	TYPE OF REPORTING PERSON* IN

(1) As set forth in Items 4 and 5 of this Amendment No. 3, the reported shares for Ms. Kim include (i) 43,796 shares received in a distribution from The E&Healthcare Investment Fund II, (ii) 50,000 shares that have vested and are currently exercisable pursuant to an Issuer granted stock option, and (iii) an additional 3,333 shares that will become vested and exercisable pursuant to an Issuer stock option within 60 days of the date hereof, subject to continued service as a director of the Issuer.

CUSIP: 64132R 107

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by The E&Healthcare Investment Fund II (“Fund II”), The E&Healthcare Investment Fund No. 6 (“Fund 6”), The E&Healthcare Investment Fund No. 7 (“Fund 7”), E&Investment, Inc (“GP”), and Na Yeon Kim (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (“Common Stock”) of NeuroBo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2020 (the “Original Schedule 13D”), and subsequently amended on March 15, 2021 (“Amendment No. 1”) and August 30, 2021 (“Amendment No. 2”, and together with the Original Schedule 13D, Amendment No.1 and this Amendment No. 3, the “Schedule 13D”).

Item 4. Purpose of Transaction.

This Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On July 26, 2022, Fund II made a pro rata in-kind distribution for no additional consideration of 1,445,267 shares of Common Stock to its general partner, GP, and each of its limited partners, which included Ms. Na Yeon Kim. Of the shares of Common Stock distributed by Fund II, GP received 140,147 shares and Ms. Na Yeon Kim separately received 43,796 shares.

The Reporting Persons intend to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to its investment in the Issuer as they deem appropriate, which include, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into shares of Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market, in privately negotiated transactions, from the Issuer or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of the form of Schedule 13D.

Except as set forth above, previously reported and except in Ms. Kim’s capacity as a director of the Issuer and as set forth herein, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a)      As of the date hereof, Fund II beneficially owns 2,890,533 shares of Common Stock, Fund 6 beneficially owns 1,121,190 shares of Common Stock, Fund 7 beneficially owns 1,864,799 shares of Common Stock, GP beneficially owns 6,016,669 shares of Common Stock, and Ms. Kim beneficially owns 6,113,798shares of Common Stock. In addition, Ms. Na Yeon Kim, for her service as a director of the Issuer, was granted stock options to purchase 60,000 shares of Common Stock, which are subject to monthly vesting while Ms. Kim continues serving as a director of the Issuer. As of the date of filing this Amendment No. 3, 50,000 shares of Common Stock underlying the stock options have vested and are exercisable, and an additional 3,333 shares of Common Stock underlying the stock option will become vested and exercisable within 60 days of the filing date of this Amendment No. 3, subject to Ms. Kim’s continued service with the Issuer. The ownership percentages of Fund II, Fund 6, Fund 7, GP and Ms. Kim are 10.8%, 4.2%, 7.0%, 22.6%, and 22.9%, respectively (based upon 26,661,771 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2022).

(b)      Each of Fund II, Fund 6, and Fund 7 may be deemed to hold shared voting and dispositive power over all shares of Common Stock that each beneficially owns with GP. Accordingly, GP, as sole general partner of each of Fund II, Fund 6, and Fund 7, may be deemed to hold shared voting and dispositive power over all shares of Common Stock owned directly by each of them. Ms. Kim, as Chief Executive Officer of GP, may also be deemed to hold shared voting and dispositive power over all shares of Common Stock owned directly by each of Fund II, Fund 6, Fund 7 and GP. In addition, GP has sole voting and dispositive power over the 140,147 shares of Common Stock that it received in connection with the pro rata in-kind distribution of shares of Common Stock, as described in Item 4 of this Amendment No. 3. Ms. Kim has sole voting and dispositive power over 95,462 shares of Common Stock, which shares include (i) the 43,796 shares of Common Stock received in connection with the pro rata in-kind distribution of shares of Common Stock, as described in Item 4 of this Amendment No. 3 and (ii) 53,333 shares of Common Stock that may be issued to Ms. Kim upon exercise of stock options granted by the Issuer to Ms. Kim as described in Item 5(a) of this Amendment No. 3.

(c)       Other than as reported in Item 4, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

CUSIP: 64132R 107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2022

The E&Healthcare Investment Fund II By: E&Investment, Inc., its general partner By: /s/Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

The E&Healthcare Investment Fund No. 6 By: E&Investment, Inc., its general partner By: /s/Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

The E&Healthcare Investment Fund No. 7 By: E&Investment, Inc., its general partner By: /s/Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

E&Investment, Inc. By: /s/Na Yeon Kim Name: Na Yeon Kim Title: Chief Executive Officer

By: /s/Na Yeon Kim Name: Na Yeon Kim